Exhibit 99.1

RLX Technology Files 2020 Annual Report on Form 20-F and Publishes First ESG Report

BEIJING, April 26, 2021 /PRNewswire/ -- RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2021. The Company also published its first Environmental, Social and Governance Report (ESG report) on April 26, 2021.

The annual report on Form 20-F can be accessed on the SEC’s website at https://www.sec.gov and on the Company’s investor relations website at http://ir.relxtech.com. The ESG report can be accessed on the Company’s investor relations website at http://ir.relxtech.com.

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers’ needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and “branded store plus” retail model tailored to China’s e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Contacts

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com